UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of February, 2020
Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.
(Translation of registrant’s name into English)

Avenida Thomas Edison 2701
C1104BAB Buenos Aires
Republic of Argentina
+54 (11) 4317-5000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒  Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☒

CENTRAL PUERTO S.A.

TABLE OF CONTENTS

Item
1.	English translation of a notice submitted to the Argentine securities regulator (the Comisión Nacional de Valores, or the CNV) on February 28, 2020.

City of Buenos Aires, February 28 , 2020
Note: CPSA-GG-N-_____/19-AL

COMISIÓN NACIONAL DE VALORES
25 de mayo 175
City of Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“BYMA”)
Sarmiento 299, 2nd floor
City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO S.A.
San Martín 344
City of Buenos Aires

Subject: Material information

Ladies and gentlemen,

 I am pleased to address You in my capacity as Head of Market Relations of Central Puerto S.A. (the “Company” or “CPSA”) to inform you that yesterday, the Official Gazette of the Argentine Republic (“Boletín Oficial”) published Resolution SE 31/2020 (“R31”) by virtue of which the Secretariat of Energy substituted the Annexes I, II, III, IV, and V of the Resolution SRRyME 1/2019 dated February 28, 2019 issued by the former Renewable Energy and Electric Market Secretariat, establishing new remuneration prices for the sale of energy and power capacity non- contractualized, effective as of February 1, 2020.

 Such Resolution SE 31/2020 amends some of the remuneration concepts established by Resolution SRRyME 1/2019, both in terms of price and methodology. Additionally, the values of energy and power remuneration, which were previously denominated in US dollars, are now denominated in Argentine pesos. Likewise, Annex VI was incorporated, which establishes a monthly update procedure for remuneration values expressed in pesos, based on the Consumer Price Index (“IPC”) and the Internal Wholesale Price Index ("IPIM").

 With nothing further, I remain sincerely Yours,

_____________________________________
Leonardo Marinaro
Head of Market Relations
CENTRAL PUERTO S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: February 28, 2020	By:	/s/ LEONARDO MARINARO
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact